Certain portions of this Exhibit have been omitted pursuant to a request for “Confidential Treatment” under Rule 24b-2 of the Securities and Exchange Commission.  Such portions have been redacted and bracketed in the request and appear as [*] in the text of this Exhibit.  The omitted confidential information has been filed with the Securities and Exchange Commission.

Exhibit 4.52

PRIVATE &
CONFIDENTIAL

AGREEMENT

This Agreement, made and entered into this 27th day of October, 1999 by and between NISSHIN FLOUR MILLING CO., LTD., a corporation duly organized and existing under the laws of Japan, having its principal place of business at 25, Kanda-Nishiki-cho 1-chome, Chiyoda-ku, Tokyo, Japan (hereinafter referred to as “NISSHIN”) and LAXDALE LIMITED, a corporation duly organized and existing under the laws of the United Kingdom, having its principal place of business at Kings Park House, Laurelhill Business Park, Polmaise Road, Stirling, UK FK7 9JQ, (hereinafter referred to as “LAXDALE”):

WITNESSETH THAT:

WHEREAS, LAXDALE is desirous of making research and development of drug, which will be made from ethyl-eicosapentaenoate, for treating schizophrenia and any other psychiatric and central nervous system disorders (hereinafter referred to as the “Drug”) and wishes to conduct clinical trials of the Drug and to apply for the registration of the Drug to the regulatory authorities for a new drug approval in the United States, the European Union, Canada, Australia and New Zealand (such countries hereinafter referred to as the “Territory”):

WHEREAS, LAXDALE is desirous of purchasing additional ethyl-eicosapentaenoate from NISSHIN for the research, development and clinical trials and for application to the regulatory authorities for a new drug approval in the Territory and:

WHEREAS, NISSHIN is willing to sell LAXDALE such ethyl-eicosapentaenoate:

The parties hereto agree as follows:

ARTICLE 1. PRODUCTS

1.1     The Products shall mean bulk ethyl-eicosapentaenoate (hereinafter referred to as the “Products”) as described in the specifications annexed hereto as Schedule 1 (hereinafter referred to as the “Specifications”). The Specifications are also permitted for the bulk pharmaceutical drug in Japan.    NISSHIN may change

the Specifications upon prior notice to LAXDALE with a reasonable cause to do so, provided that the Products contain more than ninety five percent (95%) of ethyl-eicosapentaenoate, and provided they continue to meet the Specifications for the bulk pharmaceutical drug in Japan.

ARTICLE 2. SALE OF THE PRODUCTS

2.1     Each individual contract which will separately be made under this Agreement shall be subject to the provisions of this Agreement.    Such individual contract shall set forth quantity, specifications and other terms, conditions and rights and obligations of the parties hereto except those stipulated in this Agreement.

2.2     LAXDALE shall place an order for the Products with NISSHIN at least ninety (90) days before its specified date of shipment of the Products.    NISSHIN will notify LAXDALE of acceptance of the order and a proposed date of shipment of the Products within ten (10) working days of receipt of LAXDALE’s order.    The order shall become binding on NISSHIN when NISSHIN notifies to LAXDALE that such order is acceptable to NISSHIN.

ARTICLE 3. CONSIDERATION

3.1     The initial price of the Products (hereinafter referred to as the “Price”) shall be [*] yen (¥[*]) per kilogram, FOB Japan. NISSHIN will negotiate to reduce this price with LAXDALE when the quantity of the Products purchased by LAXDALE increases.

ARTICLE 4. PAYMENT

4.1     LAXDALE shall pay the Price to NISSHIN by remitting to the bank account designated by NISSHIN within fourteen (14) days after receiving a bill from NISSHIN.

ARTICLE 5. DELIVERY

5.1     As soon as possible after NISSHIN confirms the receipt of the payment of the Price but not earlier than the specified date of shipment stipulated in SECTION 2.1 above, NISSHIN shall ship the Products to LAXDALE or to a destination designated by LAXDALE, together with a certificate of analysis.

5.2     Title to the Products shall pass from NISSHIN to LAXDALE when the Products effectively pass to LAXDALE at the agreed point of delivery.

5.3     LAXDALE shall inspect the Products within twenty (20) working days after the

date of delivery of the Products.     LAXDALE shall notify results of the inspection to NISSHIN within five (5) days after the inspection.

ARICLE 6. INFORMATION

6.1     Provided that it is available to NISSHIN, NISSHIN will furnish LAXDALE with such information related to the Products as required by the Food and Drug Administration (FDA) of the United States or equivalent authorities in other countries.    NISSHIN will also furnish LAXDALE with such information which LAXDALE may need for making research and development of the Drug and conducting clinical trials of the Drug in the Territory.

6.2     LAXDALE shall not use the information furnished from NISSHIN for any purpose other than the aforesaid research, development, clinical trials and for application to the regulatory authorities for a new drug approval.

6.3     In case this Agreement terminates or is terminated for any reason whatsoever, LAXDALE shall return all information to NISSHIN furnished from NISSHIN under section 6.1 above.

6.4     NISSHIN will prepare a Drug Master File appropriate for submission to the United States FDA The parties shall discuss the submission of this Drug Master File to the FDA and to the equivalent authorities in other countries.

ARTICLE 7. WARRANTY

7.1     NISSHIN shall only warrant that the Products which will be supplied by NISSHIN to LAXDALE meet the Specifications and the certificate of analysis dispatched to LAXDALE with the Products and shall undertake no further warranty.    NISSHIN does not warrant that the Products are appropriate materials for manufacturing the Drug.

7.2     NISSHIN is not liable for any claims regarding the Products, if LAXDALE does not comply with the following terms:

7.3     LAXDALE shall use the Products only for research and development of the Drug or clinical trials of the Drug in the Territory.

1)      LAXDALE shall be aware of manuals furnished or written warnings given by NISSHIN, for the use of the Products, all of which are attached hereto as Schedule 2.

2)      When defects of the Products are found and any complaints or claims are made by any third party against LAXDALE, LAXDALE shall promptly notify NISSHIN such complaints or claims.

3)      Only if the Products meet the Specifications, LAXDALE shall use the Products for the clinical trials. In preparing the Products for clinical trials, LAXDALE shall use encapsulators and packers who are licensed by the relevant pharmaceutical authorities in the countries concerned.

ARTICLE 8. DEFECTIVE PRODUCTS

8.1     In case it is found that the Products have failed to meet the Specifications or otherwise to conform the terms of such individual contract or this Agreement due to a cause which has existed prior to the delivery of the Products to LAXDALE, LAXDALE may terminate this individual contract, and NISSHIN shall deliver a new lot of the Products as their replacement to LAXDALE, and LAXDALE shall return such Products at the expense of NISSHIN.

8.2     Notwithstanding the foregoing provision, right stipulated in SECTION 8.1 shall lapse, when LAXDALE has delivered a report to NISSHIN under SECTION 5.3 or when such notice was not delivered to NISSHIN within twenty five (25) working days after the delivery of the Products to LAXDALE.

ARTICLE 9. INDEMNITY

9.1     LAXDALE shall indemnify and hold NISSHIN harmless against all claims, suits, actions or losses of whatever nature, all costs, attorney’s fees, expenses and damages, arising from a defect of the Drug made by LAXDALE or any use in the clinical trials of the Drug, including costs and expenses disbursed by LAXDALE for the defense of such suit or action, except to the extent that any of the foregoing solely result from the negligence of NISSHIN or from a breach by NISSHIN of this Agreement. If such claim is made by a third party against LAXDALE or NISSHIN, the other party hereto shall cooperate with the opposite party in their investigation of the cause of the alleged defects and shall discuss how to cope with such claim.

9.2     LAXDALE shall indemnify and hold NISSHIN harmless from and against any and all claims, demands, suits, actions, losses, damages and liabilities (including attorney’s fees and expenses and costs of investigation) and other costs and expenses incurred by NISSHIN as the result of breach of this Agreement by LAXDALE, or any act or omission of act on the part of LAXDALE, or any of its agents, representatives or employees.

9.3     NISSHIN shall indemnify and hold LAXDALE harmless from and against any and all claims, demands, suits, actions, losses, damages and liabilities

(including attorney’s fees and expenses and costs of investigation) and other costs and expenses incurred by LAXDALE as the result of breach of this Agreement by NISSHIN, or any act or omission of act on the part of NISSHIN, or any of its agents, representatives or employees.

9.4     LAXDALE shall secure and maintain insurance policies in accordance with normal commercial practice for reasonably protecting LAXDALE and therefore NISSHIN against any loss, liability or expense whatever, including personal injury or death, arising or occurring upon or in connection with LAXDALE’s use in the clinical trials of the Drug.

ARTICLE 10. TERM

10.1   This Agreement shall remain in force for a period of three (3) years from the date first above written, and thereafter shall automatically be renewed on a year to year basis unless either parties hereto gives the other parties a 6-month written notice in advance to terminate this Agreement.

ARTICLE 11. TERMINATION

11.1   A party hereto may forthwith terminate this Agreement for any of the following reasons by giving written notice to the other parties:

a)      Bankruptcy or insolvency of the other party;

b)      Voluntary or involuntary liquidation of the other party.

11.2   If any of the parties hereto is in default of any of the provisions of this Agreement and does not cure such default within thirty (30) days after receipt of the notice from the other party to cure the default, the other party may terminate this Agreement at any time after the said period.  In such case, the defaulting party shall compensate the other party or parties who may suffer from damage caused by the defaulting party. In such case, however, the individual contract which has already been made shall be honored by the parties hereto.

ARTICLE 12. DEFINITIVE AGREEMENT

12.1   If the parties hereto conclude that the business of the Drug is feasible, the parties shall negotiate and execute a definitive agreement stipulating the rights and obligations of the parties, including but not limited to, the prices of the Products, the following matters;

1)      Provided that NISSHIN can supply the Products, then LAXDALE shall purchase from NISSHIN all of its demands for the Products for its manufacturing of the Drug outside Japan for ten (10) years from the date when the Drug is firstly marketed as a pharmaceutical drug for the treatment of psychiatric and neurological indications in any country outside Japan. Regarding the geographic area inside Japan, NISSHIN and its associated companies will have the first refusal right to develop and market the Drug.

2)      NISSHIN shall not knowingly export, sell or distribute the Products to any person or company who sell or distribute the Drug in the Territory.

3)      The price of the Products shall be paid by LAXDALE in UK pounds and shall not be more than ten percent (10%) higher than the average market price of the Products of equal quality available in Japan, the European Union and the United States.

4)      NISSHIN will use its best efforts to reduce the price of the Products depending upon the increase in the amount of orders placed by LAXDALE.

5)      If, for any reason whatsoever, NISSHIN cannot supply the volumes of the Products required by LAXDALE, LAXDALE will then be free to purchase the Products elsewhere.

6)      Should LAXDALE wish to sell all or a part of entity or transfer all or a part of the business of the Drug to a third party, LAXDALE shall so notify to NISSHIN and shall secure for NISSHIN that LAXDALE will endeavor to mediate between NISSHIN and the third party to enter agreement that the said third party shall purchase the Products from NISSHIN to manufacture the Drug.    If LAXDALE fails to secure such agreement from the third party, then LAXDALE will purchase a minimum sales volume up to fifteen (15) tons per year from NISSHIN for the first year after the third party launches the Drug in the Territory

ARTICLE 13. FORCE MAJEURE

13.1   Neither party hereto shall be liable in any matter for failure or delay in the fulfillment of all or part of this Agreement, directly or indirectly owing to the Acts of God, government order or restriction, war, threat of war, war-like conditions, hostility, sanction, mobilization, blockage, embargo, detention, revolution, riot, strike, lock-out, plague or other epidemics, fire, flood or any other causes or circumstances beyond the control of such party.

ARTICLE 14. ASSIGNMENT

14.1   This Agreement or any right hereunder, in whole or in part, shall not be subject to assignment by LAXDALE or by NISSHIN without the prior written consent of the other, such consent not to be unreasonably withheld.

14.2   In the event of a proposed assignment by LAXDALE to an assignee, LAXDALE will endeavor to ensure that the assignee will enter into an agreement with NISSHIN under the similar terms and conditions as the agreement between LAXDALE and NISSHIN.   In particular, LAXDALE will endeavor to ensure that the assignee buys from NISSHIN at least half its requirements or, alternatively, assignee buys a minimum of sales volume up to fifteen (15) tons per year for the first three (3) years after the regulating authority’s approval is obtained and a minimum of sales volume up to fifty (50) tons per year for the seven (7) years after that.

14.3   If LAXDALE fails to ensure the minimum purchase requirements described in 14.2, then LAXDALE will purchase a minimum sales volume up to fifteen (15) tons per year for the first year after the regulating authority’s approval is obtained.

14.4   If for any reason NISSHIN decides not to supply the assignee on terms similar to those in this agreement then NISSHIN shall supply a minimum sales volume up to fifteen (15) tons per year for the first year after the regulating authority’s approval is obtained.

ARTICLE 15. ENTIRE AGREEMENT

15.1   This Agreement comprises the entire agreement and understanding among the parties hereto at the date first above written as to the subject matter hereof and merges all prior discussions among them. No party to this Agreement shall be bound by any conditions, definitions, warranties or representations with respect to the subject matter of this Agreement other than as expressly provided in this Agreement. Change of any of the provisions of this Agreement shall be made in writing and duly signed by authorized representatives of the parties hereto.

ARTICLE 16. CONFIDENTIALITY

16.1   The parties hereto agree not to divulge to others, during the term of this Agreement and thereafter, any and all information, which becomes available under or in connection with this Agreement, except to the extent that it becomes generally available to the public through no fault of the receiving party or is received in good faith from an independent third party or is shown by written records to be in the recipient’s possession prior to receipt from the other party.

16.2   Notwithstanding section 16.1 above, each of the parties may disclose such information if forced by the laws, governmental regulations or orders of the governments. In such event, the disclosure shall not be deemed to be a breach of this Agreement.

ARTICLE 17. NO WAIVER

17.1   No waiver by either party of any breach of any covenant, obligation or provisions of this Agreement shall operate as a waiver of other default of any other covenant, obligation arising under this Agreement. No waiver shall be effective unless it is made in writing.

ARTICLE 18. GOVERNING LAWS AND JURISDICTION

18.1   This Agreement shall be governed by and construed with the laws of Japan.

18.2   All disputes arising in connection with or related to this Agreement shall finally be settled under the Rules of Arbitration of Japan Commercial Arbitration Association by one or more arbitrators appointed in accordance with the said Rules.

IN WITNESS WHEREOF, the parties hereto have caused their authorized representatives to execute this Agreement on the date first above written.

LAXDALE LIMITED

By:	/s/ David F. Horrobin	Date:	5 November, 1999
David F. Horrobin, President & CEO

NISSHIN FLOUR MILLING CO., LTD.

By:	/s/ Michiharu Igoshi	Date:	Oct. 28, 1999
Michiharu Igoshi, General Manager

Schedule 1

Specification of EPA-E bulk

Description:    It is clear, colorless to pale yellow liquid.
It has faint, characteristic odor and taste.
It is very soluble in methanol, ethanol, acetone, glacial acetic acid, ether, chloroform, cyclohexane and hexane, and practically insoluble in water and ethylene glycol.

Identification :	(1)	Color reaction test for double bond

	(2)	Color reaction test for ester

	(3)	UV-absorption

Refractive index (20°C) :	1.481 ~ 1.491

Specific gravity (20°C) :	0.905 ~ 0.915

Saponification Value :	165 ~ 175

Acid Value :	Not more than 1

Iodine value :	365 ~ 390

Purity:	(1) Heavy metals :	Not more than 10 ppm

(2) Arsenic :	Not more than 2 ppm

(3) Peroxide Value	Not more than 2 (meq/kg)

(4) Related substances
ODTA(C18:4)	Not more than 1.0%

AA(C20:4 w-6)	Not more than 1.0%

ETA(C20:4 w-3)	Not more than 1.0%

Total of others	Not more than 1.0%

Residue on ignition :	Not more than 0.10%

Assay :	(1) Ethyl eicosapentaenoate :	Not less than 96.5%

(2) Tocopherol content :	0.17 ~ 0.23%

Schedule 2

1.     When you treat the Products (EPA-E bulk), keep the oxygen away from your process of encapsulating and others.

2.     When you make soft gel capsule of the Products, review and consider to adopt succinylated gelatin together with normal gelatin.